SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                For the quarterly period ended September 30, 1996




                       PLANNING SCIENCES INTERNATIONAL PLC



                                  Tuition House
                                St George's Road
                                    Wimbledon
                                 London SW19 4EU
                                 United Kingdom
                    (Address of principal executive offices)





Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

      Form 20-F   X           Form 40-F
               -----------             ------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes                     No          X
         ------------            -------------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

      82-   N.A.

                               Page 1 of 16 Pages

                        Exhibit Index Appears on Page 12

                           PLANNING SCIENCES INTERNATIONAL PLC
                                         Form 6-K


                                    TABLE OF CONTENTS

                                                                                             Page
Financial Information:

Condensed  Consolidated  Balance Sheets as of  September 30, 1996  (Unaudited)  and           3
December 31, 1995 (Audited)

Condensed  Consolidated  Statements of Income for the three and nine months ended September   4
30, 1996 and 1995 (Unaudited)

Condensed  Consolidated  Statements  of Cash Flows for the nine months ended September 30,    5
1996 and 1995 (Unaudited)

Notes to Condensed Consolidated Financial Statements (Unaudited)                              6

Management's Discussion and Analysis of Financial Condition and Results of Operations.        8

Exhibit                Index                                                                  12
Exhibit A.           Third Quarter Press Release                                              13


                       PLANNING SCIENCES INTERNATIONAL PLC
                      Condensed Consolidated Balance Sheets


                                                                               September 30,     December 31,
                                                                                   1996              1995
                                                                                (unaudited)       (audited)
                                                                                       (in thousands)
                                                                                    US$             US$
Assets
         Current assets:
                  Cash and cash equivalents                                        26,264           2,280
                  Accounts receivable, net of allowances                            6,486           4,001
                  for doubtful accounts of $273 at September 30, 1996
                  (December 31, 1995 - $290)
                  Prepaid expenses and other current assets                           832             381
                                                                                ---------       ---------
Total current assets                                                               33,582           6,662
                                                                                ---------        ---------

         Property and equipment, net                                                1,868           1,093
         Goodwill on acquisition                                                    3,407               -
                                                                                ---------        --------
Total assets                                                                       38,857           7,755
                                                                                ---------        ---------

         Liabilities and shareholders' equity

         Current liabilities:
                  Bank overdraft                                                        -             391
                  Current portion of lease obligations                                186              84
                  Accounts payable                                                  1,281             546
                  Taxes payable                                                     1,278             310
                  Accrued liabilities                                               1,508           1,030
                  Deferred revenues                                                 2,843           1,967
                  Other accounts payable                                              677             728
                                                                                ---------        --------
Total current liabilities                                                           7,773           5,056

         Non current liabilities:
                  Deferred taxation                                                    34              34
                  Long-term portion of lease obligations                              228             175
                                                                                ---------        --------
Total liabilities                                                                   8,035           5,265

         Shareholder's equity:
                  Ordinary shares                                                   2,027           1,565
                  Preference shares                                                     -               -
                  Additional paid-in capital                                       27,085             715
                  Retained earnings                                                 1,803             278
                  Minority interest                                                     -               -
                  Cumulative translation adjustment                                  (93)            (68)
                                                                                ---------        --------
Total shareholders' equity                                                         30,822           2,490
                                                                                ---------        --------
Total liabilities and shareholders' equity                                         38,857           7,755
                                                                                ---------        --------



                             See accompanying notes

                       PLANNING SCIENCES INTERNATIONAL PLC
                 Condensed Consolidated Statement of Operations
                                   (Unaudited)



                                                          Three months ended                 Nine months ended

                                                      September 30,   September 30,   September 30,   September 30,
                                                          1996            1995            1996            1995

                                                               (in thousands, except per share amounts)

                                                          US$                US$             US$              US$
Revenues:
                  License                               4,091              2,151          11,370            7,357
                  Services and other                    2,327              1,728           6,355            4,627
                                                     ---------         ----------       ---------       ----------
                                                        6,418              3,879          17,725           11,984
                                                     ---------         ----------       ---------       ----------

         Cost of revenues
                  License                                 388                 63             599              148
                  Services and other                    1,218              1,014           3,525            2,619
                                                     ---------         ----------       ---------       ----------
                                                        1,606              1,077           4,124            2,767
                                                     ---------         ----------       ---------       ----------

                  Gross profit                          4,812              2,802          13,601            9,217

         Operating expenses
                  Sales and marketing                   2,405              1,310           6,786            4,083
                  Research and development                794                430           2,166            1,218

                  General and administrative              962                937           2,836            2,933

                                                     ---------         ----------       ---------       ----------
Total operating expenses                                4,161              2,677          11,788            8,234
                                                     ---------         ----------       ---------       ----------

         Income from operations                           651                125           1,813              983
         Other income (expense)                           341               (21)             608             (88)
                                                     ---------         ----------       ---------       ----------
Income before provision for taxes                         992                104           2,421              895
         Provision for income taxes                       367                 38             896              331
                                                     ---------         ----------       ---------       ----------
Net income                                                625                 66           1,525              564
                                                     ---------         ----------       ---------       ----------

         Net income per share                           $0.06              $0.01           $0.15            $0.07

         Weighted average shares outstanding           11,206              8,734          10,238            8,455



                             See accompanying notes

                       PLANNING SCIENCES INTERNATIONAL PLC
                 Condensed Consolidated Statements of Cash Flows
                                   (Unaudited)

                                                                                 Nine months ended
                                                                           September 30,    September 30,
                                                                                1996             1995
                                                                                  (in thousands)

                                                                                US$               US$
Cash flows from operating activities

         Net income                                                           1,525               564

         Adjustments to reconcile net income to net cash provided by operating activities
                  Depreciation                                                  431               150
                  Provision for taxes                                           896               331
                  Goodwill                                                       35                 -
                  Changes in operating assets and liabilities
                      Accounts receivable                                   (2,468)             (416)
                      Provision for bad debts                                  (17)               222
                      Supplies                                                    -                46
                      Prepaid expenses and other receivables                  (450)             (409)
                      Accounts payable                                          735               329
                      Accrued liabilities and other expenses                    500               653
                      Deferred revenues                                         876             1,017
                                                                           --------          ---------
Net cash provided by operating activities                                     2,063             2,487
                                                                           --------          ---------

         Cash flows from investing activities
                  Cost of acquisitions                                      (2,852)                 -
                  Purchases of assets                                         (936)             (541)
                                                                           --------          ---------
Net cash used in investing activities                                       (3,788)             (541)
                                                                           --------          ---------

         Cash flows from financing activities
                  Net proceeds on share issuance                             26,242                 -
                  Repayment of capital lease obligations                      (117)               (5)
                  Increase (decrease) in bank overdraft                       (391)                69
                                                                           --------          ---------
Net cash provided by financing activities                                    25,734                64

         Effect of exchange rate changes on cash                               (25)               109
                                                                           --------          ---------

         Net increase in cash                                                23,984             2,119

         Cash at beginning of period                                          2,280                43
                                                                           --------          ---------

         Cash at end of period                                               26,264             2,162
                                                                           ========          =========



                             See accompanying notes

                       PLANNING SCIENCES INTERNATIONAL PLC

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)


1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Business
--------

Planning Sciences International plc (the "Company") is incorporated in England and Wales. The Company develops, markets and supports high performance client/server decision support software for business planning and decision making. Its principal product is marketed under the name Gentia.


Basis of Presentation
---------------------

The consolidated financial statements are stated in United States dollars and are prepared under United States generally accepted accounting principles.


Interim Financial Information
-----------------------------

The financial information at September 30, 1996 and for the nine months ended September 30, 1996 and 1995 is unaudited but includes all adjustments which the Company considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for those periods. Results for the nine month period ended September 30, 1996 are not necessarily indicative of results that may be expected for the entire year. The condensed consolidated balance sheet at December 31, 1995 has been derived from the audited consolidated financial statements at that date. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission Rules and Regulations. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes for the nine months ended December 31, 1995 included in the Company's Registration Statement filed April 29, 1996.


Principles of Consolidation
---------------------------

The accompanying financial statements consolidate the accounts of the Company and its wholly and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.


Foreign Exchange
----------------

The consolidated balance sheets of the Company and its foreign subsidiaries are translated from their respective functional currencies to United States dollars at period-end exchange rates and the statements of operations and cash flows at average rates for the relevant periods. Gains and losses resulting from translation are accumulated as a separate component of shareholders' equity. Net gains and losses resulting from foreign exchange transactions, which are not material in any of the reporting periods, are included in the consolidated statement of operations.

PLANNING SCIENCES INTERNATIONAL PLC


NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(UNAUDITED)

Per Share Information
---------------------

Net income per share information is computed based on the weighted average number of shares outstanding and dilutive share equivalents of outstanding share options using the treasury stock method. Net income per share is based upon the weighted average number of shares and equivalent shares outstanding during the period. Equivalent shares consist of share options and are excluded for the computation if their effect is anti-dilutive except that, pursuant to the Securities and Exchange Commission Staff Account Bulletins, shares and equivalent shares issued during the twelve month period ended March 12, 1996 have been included in the calculation as if they were outstanding for all periods through December 31, 1995 (using the treasury stock method for the options at the initial public offering price).

Reorganization of Share Capital
-------------------------------

Effective on April 29, 1996 the Company reorganized its authorized and issued share capital as follows: its Deferred shares of 5p each and its "B" shares of 5p each were converted into "A" shares of 5p each and all of its "A" shares of 5p each were consolidated and redesignated as Ordinary shares of 15p each on the basis of one Ordinary share for every three "A" shares. All shares and references thereto in these financial statements have been restated to show the effect of this reorganization.

2   ACQUISITION

In July 1996 the Company acquired the business goodwill from its exclusive distributor in Germany and commenced its own operations via a 100% subsidiary in Germany. In July 1996 the Company acquired the outstanding 10% capital held by third parties in Planning Sciences International BV, which manages the group distributors in Continental Europe. In September 1996, the Company acquired the entire issued capital of its distributors in Belgium, Netherlands and Luxembourg. The acquisitions above were all accounted for under the purchase method and resulted in the recording of approximately $ 3.4 million in identified intangibles and goodwill. It is Company policy to amortize intangible assets and goodwill on a straight-line basis over their useful lives. The goodwill and intangible assets acquired in these transactions are being amortized over their useful life of 10 years.

3   INITIAL PUBLIC OFFERING

On April 30, 1996 the Company completed its initial public offering of 3,000,000 American Depositary Shares, representing 3,000,000 Ordinary shares at $16.00 per share, of which 2,000,000 shares were sold by the Company and 1,000,000 shares were sold by selling shareholders.


4   LITIGATION

The Company is involved in one legal action arising in relation to patents in the United States. While the outcome of this matter is currently not determinable, it is management's opinion that this matter will not have a material adverse effect on the Company's consolidated financial condition or results of its operations.

PLANNING SCIENCES INTERNATIONAL PLC


Management's Discussion and Analysis of Financial Condition and Results of Operations for the three months ended September 30, 1996 and 1995, and the nine months ended September 30, 1996 and 1995.

Three months ended September 30, 1996 and 1995.
-----------------------------------------------

Revenues
--------

Revenues were $6.4 million in the 3 months ended September 30, 1996, an increase of 65% compared to revenues of $3.9 million for the 3 months ended September 30, 1995. License revenues were $4.1 million in the 3 months ended September 30, 1996, an increase of 90% over license revenues of $2.2 million for the 3 months ended September 30, 1995. Services and other revenues were $2.3 million in the 3 months ended September 30, 1996, an increase of 35% compared to $1.7 million for the 3 months ended September 30, 1995. The increase in revenues reflected both increased sales of the Company's Gentia product as well as increased consulting and maintenance services related thereto.

Gross Profit
------------

Gross profit was $4.8 million or 75% for the 3 months ended September 30, 1996, compared to $2.8 million or 72% for the 3 months ended September 30, 1995. The increase in Gross Profit was primarily due to a higher proportion of license revenue in the three months ended September 30, 1996.

Sales and Marketing
-------------------

Sales and marketing costs were $2.4 million in the 3 months ended September 30, 1996, an increase of 84% compared to $1.3 million in the 3 months ended September 30, 1995. The increase in dollar expenditure reflects the Company's increased investment in its sales and marketing organization. The Company expects these expenses will continue to increase as a result of its continued investment in its sales and marketing organization. In particular, the Company is expanding its geographic coverage and will continue to do so.

Research and Development
------------------------

Research and development costs were $794,000 in the 3 months ended September 30, 1996, an increase of 85% compared to $430,000 in the 3 months ended September 30, 1995. The increase is primarily as a result of hiring additional personnel to continue the Company's development program. It is the Company's intention to accelerate its expenditure on research and development of new products when it considers it appropriate to do so. The Company's research and development centre is located in Ipswich, England and related expenditure was therefore incurred predominantly in pounds sterling.

General and Administrative
--------------------------

General and administrative costs were $962,000 in the 3 months ended September 30, 1996, an increase of 3% compared to $937,000 in the 3 months ended September 30, 1995.

PLANNING SCIENCES INTERNATIONAL PLC

Management's Discussion and Analysis of Financial Condition and Results of Operations for the three months ended September 30, 1996 and 1995. (Continued)

Other Income (expenses)
-----------------------

Other income was $341,000 in the 3 months ended September 30, 1996 compared to an expense of $21,000 in the 3 months ended September 30, 1995. The additional income was primarily due to significant interest income received due to the Company's Initial Public Offering completed on April 30, 1996.

Nine months ended September 30, 1996 and 1995
---------------------------------------------

Revenue
-------

Revenues were $17.7 million in the nine months ended September 30, 1996, an increase of 48% compared to revenues of $12.0 million for the nine months ended September 30, 1995. License revenues were $11.4 million in the nine months ended September 30, 1996, an increase of 55% over license revenues of $7.4 million for the nine months ended September 30, 1995. Services and other revenues were $6.4 million in the nine months ended September 30, 1996, an increase of 37% compared to $4.6 million for the nine months ended September 30, 1995. The increase in revenues reflected both increased sales of the Company's Gentia product as well as increased consulting and maintenance services related thereto.

Gross Profit
------------

Gross profit was $13.6 million or 77% for the nine months ended September 30, 1996, compared to $9.2 million or 77% for the nine months ended September 30, 1995.

Sales and Marketing
-------------------

Sales and marketing costs were $6.8 million in the nine months ended September 30, 1996, an increase of 66% compared to $4.1 million in the nine months ended September 30, 1995. This increase in dollar expenditure reflects the Company's increased investment in its sales and marketing organization. The Company expects these expenses will continue to increase as a result of its continued investment in its sales and marketing organization.

Research and Development
------------------------

Research and development costs were $2.2 million in the nine months ended September 30, 1996, an increase of 78% compared to $1.2 million in the nine months ended September 30, 1995. The increase is primarily as a result of hiring additional personnel to continue the Company's development program. The Company's research and development centre is located in Ipswich, England and related expenditure was therefore incurred predominantly in pounds sterling.

General and Administrative
--------------------------

General and administrative costs were $2.8 million in the nine months ended September 30, 1996, a decrease of 3% compared to $2.9 million in the nine months ended September 30, 1995. The Company expects general and administrative expenditures to increase in absolute dollar terms in 1996.

Other Income (Expenses)
-----------------------

Other income was $608,000 in the nine months ended September 30, 1996 compared to an expense of $88,000 in the nine months ended September 30, 1995. The additional income was primarily due to additional interest income received from the Company's Initial Public Offering completed on April 30, 1996.

Liquidity and Capital Resources
-------------------------------

As of September 30, 1996, the Company had cash and cash equivalents of $26.3m.

Accounts receivable at September 30, 1996 were $6.5m, an increase of 62% compared to December 31, 1995 reflecting the continuing growth of the Company's business. In the nine months ended September 30, 1996, the Company's operating activities generated cash of $ 2.1 million compared to $ 2.5 million in the nine months ended September 30, 1995. The reduction was primarily due to an increase in accounts receivable.

Investing activities consumed $ 3.8 million in the nine months ended September 30, 1996 compared to $ 541,000 in the nine months ended September 30, 1995. The increase was due to the acquisition costs of the European and South African businesses together with additional assets purchased.

Financing activities generated $ 25.7 million in the nine months ended September 30, 1996 compared to $ 64,000 in the nine months ended September 30, 1995. The increase arising primarily because of the receipt of the proceeds from the Initial Public Offering completed on April 30, 1996.

The Company believes that existing cash, cash equivalents and cash generated by operations will be sufficient to meet the Company's working capital needs and currently planned capital expenditure requirements for the next twelve months.

The information contained in Exhibit 1 hereto, consisting of the registrant's unaudited financial statements for the nine months ended September 30, 1996, has been distributed to its security holders and is furnished to the Commission pursuant to Rule 13a-16 under the Securities Act of 1934, as amended (the "Act"). This report and the information furnished herewith shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        PLANNING SCIENCES
                                        INTERNATIONAL PLC



                                      By: [Signature of Anthony K. Fox]
                                          -----------------------------
                                          Anthony K. Fox
                                          Chief Financial Officer


Date:  November 7, 1996

EXHIBIT INDEX


                                                                       Page
Exhibit A             Third Quarter Press Release                       13